UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant:

Americold Realty Trust, Inc.

2.	Name of person relying on exemption:

Sieve Capital LLC

3.	Address of person relying on exemption:

7350 Midbury Dr.

Dallas, TX 75230

4.	Written materials. The following written material is attached:

Press Release, dated April 29, 2026.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Sieve Capital LLC (collectively with its affiliates, “Sieve”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Sieve.

PLEASE NOTE: Sieve is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on the next page)

Proxy Advisory Firm Egan-Jones Recommends Americold Shareholders WITHHOLD Votes from Majority of Board, Including Chairman Mark Patterson and Andy Power

Egan-Jones Advises Shareholders to WITHHOLD Votes from Seven of Ten Directors, Highlighting Broad Concerns with Board Leadership and Oversight

Points to Severe Shareholder Underperformance During the Tenure of Chairman Mark Patterson, Including -34% One-Year and -62% Five-Year Total Shareholder Returns

DALLAS--(BUSINESS WIRE)--Sieve Capital LLC (collectively with its affiliates, “Sieve” or “we”), a shareholder of Americold Realty Trust, Inc. (“Americold” or the “Company”) (NYSE: COLD), today announced that Egan-Jones Proxy Services (“Egan-Jones”), an independent proxy advisory firm, has recommended shareholders vote AGAINST the reelection of long-tenured Americold directors Mark Patterson and Andy Power, as well as directors Kelly Barrett, Robert Bass, Antonio Fernandez, Pamela Kohn and David Neithercut at Americold’s upcoming Annual Meeting of Shareholders (the “Annual Meeting”) on May 18, 2026.

Gavin Richey, Managing Member of Sieve Capital, commented:

“Egan-Jones’ analysis makes clear that Americold’s board must be held accountable for sustained underperformance and governance issues. As Sieve outlined in its recent presentation to investors, we believe Chairman Mark Patterson and Director Andrew Power are not the right leaders to oversee Americold on shareholders’ behalf. We are pleased that Egan-Jones has recommended shareholders withhold votes from seven of ten incumbent directors, representing a clear referendum on Americold’s continued share underperformance, poor governance and ineffective capital allocation under Chairman Mark Patterson and Director Andy Power. We urge our fellow shareholders to follow Egan-Jones’ independent recommendation and withhold support from Patterson and Power at the upcoming Annual Meeting.”

Sieve Capital’s presentation is available for download here. In its report, Egan-Jones noted:1

•	“Sieve Capital’s campaign centers on concerns regarding Americold’s long-term performance, capital allocation decisions, and corporate governance practices. The firm points to sustained shareholder value underperformance, including negative total shareholder returns and a widening valuation discount relative to peers, as well as what it characterizes as ineffective capital deployment and elevated leverage. In addition, Sieve raises governance-related concerns, including board interlocks, leadership stability, and the Board’s approach to evaluating potential strategic alternatives. Egan-Jones recognizes that many of the concerns raised in the ongoing campaign are consistent with issues identified under our own analytical framework.”

•	“Applying our proxy voting guidelines, particularly with respect to sustained total shareholder return underperformance and related governance considerations, we have determined that shareholders should withhold votes from several incumbent directors.”

[1]	Permission to use quotations from Egan-Jones was neither sought nor obtained.

•	“Notably, the Company’s one-year total shareholder return as of April 29, 2026 is approximately -34%, and its five-year total shareholder return is approximately -62%, underscoring the extent and persistence of underperformance.”

Sieve Capital urges Americold shareholders to vote AGAINST incumbent directors Mark Patterson and Andy Power at the Company’s upcoming Annual Meeting of Shareholders on May 18, 2026.

About Us

Sieve Capital is a private investment firm that pursues opportunities across public and private markets through fundamental research. Contact us at www.sievecap.com.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. Sieve is not asking for your proxy card and will not accept proxy cards if sent. Sieve is not able to vote your proxy, nor does this communication contemplate such an event.

The views expressed in this release should not be construed as investment advice and are not intended to be a forecast of future events or a guarantee of future results. The opinions provided in this release are for general information only and should not be considered a recommendation to buy or sell any of the Company’s securities. It should not be assumed that investments in such securities have been or will be profitable. The information contained in this release has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data.

Contacts

Gavin Richey
gavin@sievecap.com